

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 25, 2007

Mr. Domenico Scala
Chief Financial Officer
Syngenta AG
Schwarzwaldallee 214
4058 Basel, Switzerland

      Re: **Syngenta AG**
              Form 20-F for the Fiscal Year Ended December 31, 2005
              Filed March 1, 2006
              File No. 001-15152

Dear Mr. Scala:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

              Sincerely,

              April Sifford
              Branch Chief

cc: <u>via facsimile</u>
        Jeffrey Pohlman, Esq.
        Davis Polk & Wardwell
        (212) 450-3078